UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-40405

JIUZI HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On February 20, 2025, Jiuzi Holdings Inc. (the “Registrant” or the “Company”) announced that it will hold its 2025 Extraordinary General Meeting (the “Meeting”) on March 5, 2025. Shareholders of record who hold shares, par value $0.00195 per share, of the Company at the close of business on February 19, 2025, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

At the Meeting, the shareholders will be asked to vote on (1) a proposed stock split (a “Share Subdivision” under Cayman Islands law) pursuant to which each issued and unissued share of the Company will be subdivided into fie (5) share of a par value of US$0.00039 each (the “Share Subdivision”). Following the Share Subdivision, the authorized share capital of the Company will be US$9,750,000 divided into 25,000,000,000 shares of a par value of US$0.00039 each; and (2) proposed fifth amended and restated memorandum and articles of association of the Company Fifth Amended and Restated Memorandum and Articles of Association reflecting the foregoing resolutions, which shall be the memorandum and articles of association of the Company in complete substitution for the existing memorandum and articles of association of the Company.

The Notice of the Meeting and the proposed Fifth Amended and Restated Memorandum and Articles of Association are furnished herewith as Exhibit 99.1 and Exhibit 3.1 respectively.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Proposed Fifth Amended and Restated Memorandum and Articles of Association
99.1	Notice of 2025 Extraordinary General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2025	Jiuzi Holdings Inc.

	By:	/s/ Tao Li
Tao Li
Chief Executive Officer

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